Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Enbridge Inc’s (the “Company”) Registration Statements on Form S-8 (File No. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File No. 333-185591) and Form F-10 (File No. 333-213234), of our report dated February 24, 2017, relating to the consolidated financial statements and financial statement schedule of Spectra Energy Corp and its subsidiaries, and the effectiveness of Spectra Energy Corp and its subsidiaries’ internal control over financial reporting, appearing in the Company’s Business Acquisition Report dated May 10, 2017, and filed with the Securities and Exchange commission on Form 6-K on June 2, 2017.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

June 12, 2017